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                                 SEC FILE NUMBER
                                    000-51546
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                                  CUSIP NUMBER
                                   00516Q 20 8
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):    |_| Form 10-K     |_| Form 20-F     |_| Form 11-K
                |X| Form 10-Q     |_| Form N-SAR    |_| Form N-CSR
                    For Period Ended:   June 30, 2007
                                     ------------------------
                    |_| Transition Report on Form 10-K
                    |_| Transition Report on Form 20-F
                    |_| Transition Report on Form 11-K
                    |_| Transition Report on Form 10-Q
                    |_| Transition Report on Form N-SAR
                    |_| For the Transition Period Ended:
                                                       -------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Ad.Venture Partners, Inc.
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(Full Name of Registrant)

N/A
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(Former Name if Applicable)

c/o Cooley Godward Kronish LLP, The Grace Building, 1114 Avenue of the Americas
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Address of Principal Executive Office (Street and Number)

New York NY  10036-7798
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(City, State and Zip Code)


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F,11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.


                  Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

As a result of activities related to our proposed business combination with 180 Connect Inc., including preparation of our proxy statement/prospectus that was mailed to our stockholders on August 10, 2007, our management had insufficient time to devote to preparation of our Quarterly Report on Form 10-Q and we have been unable to complete our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 within the prescribed timeframe.

(Attach extra Sheets if Needed)
PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Ilan Slasky                   212                       682-5357
------------------------- --------------------- --------------------------------
        (Name)                 (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s).                       Yes |X| No |_|

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       Yes |_| No |X|

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                            Ad.Venture Partners, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
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Date  August 15, 2007                 By  /s/ Ilan M. Slasky
     ------------------------            -----------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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